Mail Stop 6010
      March 17, 2006

VIA U.S. MAIL AND FACSIMILE (412) 279-0355

Keith Keeling
Chief Executive Officer
Diasense, Inc.
2275 Swallow Hill Road, Building 2500
Pittsburgh, PA  15220


      Re:	Diasense, Inc.
		Form 10-K for the fiscal year ended September 30, 2005
      Filed January 17, 2006
      Form 10-Q for the quarterly period ended December 31, 2005
		File No. 000-26504

Dear Mr. Keeling:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2005


Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operation

1. Please tell us why you have not provided disclosure of your critical accounting policies. Refer to FR-60 and FR-72 for guidance.
Please note that critical accounting policy disclosure should provide insight about complex judgments and estimates that underlie the accounting policies you identify as critical. Disclosure that merely repeats basic accounting policies will not generally satisfy the objectives of the disclosure.

2. We note the income recorded in 2003 from the forgiveness of debt.
Please tell your accounting for this debt forgiveness.

Financial Statements

Consolidated Statements of Operations

3. We note that the third fiscal year in the statements of operations is labeled "for the year ended September 30, 2002." If these amounts are for fiscal year 2003, please correct the date.

Report of Independent Registered Public Accountants

4. We see that the auditors` report refers to a report issued by other independent public accountants as of September 30, 1997 and for the period from July 5, 1989 (inception) through September 30, 1997.
Yet, the auditor`s report states that they have audited for the period from July 5, 1989 (inception) through September 30, 2005. Please amend your Form 10-K to include the report of the other independent public accountants as required by Rule 2-05 of Regulation
S-X. Otherwise, if your current auditors are not relying on the report issued by other auditors, please amend your Form 10-K to remove the reference to other auditors.

Note B - Operations
5. Please revise this note and MD&A to provide more specific disclosure of your viable plan of operations to remove the threat to the continuation of your business as required by FRC 607.02. This discussion should be specific with regard to the time frames, funding needs and sources and other matters related to the development of your products or technology. Please disclose the expected sources of the additional financing needs of approximately $6 million discussed in the liquidity section of MD&A. The impact if you are not successful with these efforts should also be addressed.

Note I - Stockholder`s Equity

Common Stock Warrants

6. We see that you have issued warrants in connection with consulting agreements. Please tell us and revise your footnote to clarify how you are accounting for the warrants, including how you determine the measurement date for the warrants that vest upon meeting certain milestones as described in the consulting agreements. In additional, clarify how you determine the fair value of these warrants. Please also disclose the expense recognized in your statement of operations in the periods presented. Please refer to EITF 96-18 in your response.
7. Please revise to disclose details of the expiration of the warrants in the statements of changes in stockholders` equity and discuss the specific accounting treatment.

Supplementary Financial Information

8. Please revise to present quarterly data in accordance with Item 302 of Regulation S-K.

Exhibits

General

9. It appears that you have not furnished as an exhibit to your Form
10-K the certification required by Item 601(b)(32) of Regulation
S-K.
Please amend your Form 10-K and include this certification as an exhibit. Please be advised that you will also need to refile as an exhibit to the amendment the certification required by Item 601(b)(31) of Regulation S-K.

Exhibit 99 - Certification of CEO

10. We note that the certifications filed as Exhibit 99 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form
10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K. In addition, please file the certification as Exhibit 31.1 rather than as Exhibit 99.

Form 10-Q for the quarterly period ended December 31, 2005

Financial Statements

Note G - Warrants

11. We note that the five-year warrant certificates issued under the consulting agreements have been amended and reissued as of November
11, 2005. Please tell us and revise your filing to disclose the accounting for this amendment and how you determined the expense that you recognized from this change.

Item 3. Controls and Procedures

12. Please amend your Form 10-Q to furnish the information required by Items 307 of Regulation S-B and 308(c) of Regulation S-B.

Exhibit 99 - Certification of CEO

13. We note that the certifications filed as Exhibit 99 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form
10-Q that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K. In addition, please file the certification as Exhibit 31.1 rather than as Exhibit 99.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief
Accountant
at (202) 551-3671 with any other questions.


      Sincerely,



      Brian Cascio
      Accounting Branch Chief

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Mr. Keeling
Diasense, Inc.
March 17, 2006
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